

May 10, 2013

Via E-mail
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

      **Re:**    **Boreal Water Collection, Inc.**
                **Amendment No. 5 to Registration Statement on Form 10-12G**
                **Filed April 16, 2013**
                **Form 10-K for Fiscal Year Ended December 31, 2012**
                **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended**
                **September 30, 2012**
                **Filed April 16, 2013**
                **Response dated April 16, 2013**
                **File No. 0-54776**

Dear Mrs. Lavoie:

We have reviewed your filings and response dated April 16, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G

Item 15. Financial Statements and Exhibits, page 32

Balance Sheets, page F-1

1.      The amounts of additional paid-in capital and deficit accumulated since January 19, 2006 in connection with quasi reorganization at September 30, 2012 do not agree to the statement of changes in stockholders' equity.  Please revise.

Statements of Changes in Stockholders' Equity, page F-20

2.      Please revise to correct the net loss reported for the year ended December 31, 2010 so that it agrees with the net loss reported in the statements of operations rather than reflecting the correction of the error as a prior period adjustment.

Statements of Cash Flows, page F-21

3.      We note that proceeds from short-term borrowing in cash flows from financing activities are presented in the wrong column.  Please revise.

Note 6 – Stockholders' Equity, page F-28

4.      We reviewed your response to comment 16 in our letter dated March 26, 2013 and the revisions to your disclosure.  We understand that you considered the role of the related party and the volatility of your stock to reach the conclusion that the extinguishment of related party debt in exchange for the issuance of common stock represents a capital transaction.  However, it is our understanding that the substance of the extinguishment was not a forgiveness of debt.  It appears that the related party's incentive to extinguish the debt was attributed to the excess fair value of common stock over the carrying value of the debt on settlement date and that you should recognize a loss on the extinguishment transaction.  Please explain to us in more detail the facts and circumstances which support your conclusion that the fair value of the debt obligations is more clearly evident than the market value of your common stock, particularly considering that the related party obligations did not bear interest at market rates.

In addition, you state that the loss on the other three debt settlement transactions has been recognized in the restated financial statements.  Please tell us which three debt settlement transactions are included in the loss on extinguishment of debt recognized for each year.  In doing so, please identify the transactions by referencing your schedule of common shares issued for cash, as stock-based compensation, in settlement of debt and for the payment of services provided in response to comment 18 in our letter dated February 8, 2013.  Please update the schedule to reconcile the excess fair value of common stock over the carrying value of the debt obligations to the losses on extinguishment of debt (including related party debt) for each year presented.

Note 14 – Restatement, page F-32

5.      Please provide a description of each of the transactions giving rise to the restatements, how you previously accounted for the transactions and the revised accounting for the transactions.  In addition, we note that you restated your financial statements as of and for each of the years ended December 31, 2011 and 2010.  As such, please include a table of the effect of the corrections on each financial statement line item and any per-share amounts affected for the year ended December 31, 2010.  In addition, please:

- Disclose the effect of error corrections on each component of stockholders' equity and on each line item in the statements of cash flows in the tables presenting the effect of error corrections on each financial statement line item affected by the restatement (refer to ASC 250-10-50-7(a));

- Tell us your basis in GAAP for classifying losses on extinguishments of debt as extraordinary items and describe in detail why the transactions meet the criteria in ASC 225-20-45-2;

- Disclose related party extinguishment transactions in Note 10; and

- Tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding the non-reliance on previously issued financial statements.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

6.      Please revise to address the above comments to the extent applicable.

7.      In future filings, please include your Commission File Number or, in your case "000-54776," on the cover page of your periodic reports. Please also complete the information that appears under "Securities Registered pursuant to Section 12(g) of the Act" by completing the information relating to par value.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

A.  Results of Operations for the year ended December 31, 2012 compared to the year ended December 31, 2011, page 10

8.      It appears that the decrease in sales attributable to one gallon product sales, 3/5/6 gallon products, transportation sales, house brand and sales of pallets more than offset the increase in co-packing sales. Please clarify why your sales increased in light of the fact that sales of one gallon product sales, 3/5/6 gallon products, transportation sales, house brand and sales of pallets more than offset the increase in co-packing sales.

9.      We note that the net effect of the decrease in general administrative expenses and increase in direct selling expenses partially explains the net decrease in selling and general administrative expenses. Please revise to disclose other significant changes in components of selling and general administrative expenses.

10.     Please include a discussion of the litigation settlement and transactions giving rise to gains and losses on extinguishments of debt obligations.  Also, please disclose the underlying reasons for the increases in interest expense and other income.

11.     We note that you recognized an income tax benefit of $81,995 in fiscal 2012.  Please include a discussion of the income tax benefit attributable to the decrease in deferred tax liabilities in your discussion and analysis of income taxes.

Liquidity and Capital Resources, page 11

12.     You disclose that you have historically financed your business through cash generated from ongoing operations, proceeds from sales of common stock and borrowings.  However, it appears that you have not generated cash flows from operating activities.  Please revise to clarify that fact.

13.     Please revise to include a discussion of the reasons for significant changes in cash flows from operating, investing and financing cash flows between years.  Also, please disclose why the mortgage obligation increased given that you are in default.  In addition, please include a discussion of the ramifications of defaulting on the mortgage note, including the ability of the bank to foreclose on collateral.

Additional Plan of Operation, page 13

14.     Please revise to disclose why you are positioned to accelerate your development plans given your current financial condition and liquidity.

Item 9A. Controls and Procedures, page 15
Management's Annual Report on Internal Control Over Financial Reporting, page 15

15.     Please revise to disclose that management conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2012.  Please also revise management's conclusion regarding the effectiveness of internal control over financial reporting to reflect management's conclusion as of December 31, 2012.

Signatures, page 21

16.     The report must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer and by a majority of the board of directors, and any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.  Please revise to comply with the signature page and general instructions D(2)(a) and D2(b) of Form 10-K.

Statements of Operations, page F-3

17.     Please tell us your basis in GAAP for presenting the litigation settlement and gain (loss) on extinguishment of debt as extraordinary items in 2012.  In doing so, please describe in detail why the transactions meet the criteria in ASC 225-20-45-2.

Notes to Financial Statements, page F-6

Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7

18.     Please disclose the amount of delivery and shipping costs included in sales and general administrative expenses for each year presented.

Note 6 – License, page F-14

19.     Please disclose amortization expense for each year presented.  Please refer to ASC 350-30-50-2.

Note 11 – Related Party, page F-17

20.     We note your disclosure on page 3 that you co-pack one large customer for Saint-Elie and Saint Elie co-packs for a few of your customers.  Please disclose the dollar amount of related party purchases and sales for each year presented and the dollar amounts of related party payables and receivables at each balance sheet date.  Please refer to ASC 850-10-50-1.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2012

General

21.     Please file an amendment to revise the financial statements to conform to the financial statements included in Amendment No. 4 to Form 10 filed April 16, 2013 and which address the above comments to the extent applicable.

Exhibits 31.1 and 31.2

22.     Please revise the certifications to include the parenthetical language in paragraph 4.d. of Item 601(b)(31)(i) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

Mara L. Ransom
Assistant Director